August 4, 2020

DeCarlo S. McLaren Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. McLaren:

This letter responds to your comment letter dated June 17, 2020 relating to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on May 18, 2020 (the “Registration Statement”). Where applicable, revisions indicated in responses to your comments will be reflected in a pre-effective amendment to the Registration Statement to be filed subsequent to or concurrent with this letter (the “Amendment”). Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the Registration Statement.

General Comments

Comment 1. We note that significant portions of the Registration Statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response. The Registrant will ensure that all portions of the Registration Statement are complete and included in the Amendment

Comment 2. Please confirm whether a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response. The Registrant confirms that the Adviser will provide the Trust’s initial (seed) capital.

August 4, 2020

Prospectus

Summary Prospectus

Comment 3. The Fund uses “convexity” in the name, a term usually associated with bonds. Please explain how the Fund name will not lead to investor confusion about the product.

Response. The Registrant believes that convex investment strategies have been extensively used in a variety of asset classes, such as equities, commodities and currencies, and, as a result, has determined that the likelihood of investor confusion is low. In addition, the Registrant notes that the Funds’ principal investment strategies do not mention investments in fixed income securities including bonds. Nevertheless, it has added the following language after each explanation of the term “convexity” within each Fund’s investment strategy description to further mitigate the potential for such confusion:

Otherwise stated, the term “convexity” in the Fund’s name refers to the intended non-linear nature between the Fund’s and the market returns; it does not refer to the concept of “bond convexity,” which is a measure of the non-linear relationship between bond duration and changes in interest rates.

Fees and Expenses

Comment 4. Please confirm that the fee waiver reflected in the fee table will be in effect for at least one year from the effective date of the Registration Statement. See, Form N-1A, Item 3, Instruction 3.

Response. The Registrant confirms that the fee waiver will be in effect for at least one year from the effective date of the Registrant Statement.

Principal Investment Strategies

Comment 5. Please clarify what percentage of the Fund’s assets are subject to each convexity option overlay strategy.

Response. The Registrant notes that up to twenty percent of each Fund’s net assets are subject to each Fund’s convexity option overlay. The Registrant has added the following disclosure to each Fund’s principal investment strategies:

Up to twenty percent of the Fund’s net assets will be subject to the Fund’s [upside/downside] convexity option overlay.

Comment 6. Please clarify when the overlay strategy will be used. Is the strategy intended to be used in response to market events or are they meant to hedge risk over the long-term?

August 4, 2020

Response. The Registrant notes that each Fund’s overlay strategy is a strategic, persistent exposure meant to hedge against extreme market moves that can occur at any time. The Registrant has revised the disclosure to state (deleted text is struck and added text is underlined):

The option overlay is a strategic, persistent exposure meant to hedge against market moves ~~intended~~ and to add convexity to the Fund.

Comment 7. Please expand the discussion of the Fund’s strategy to purchase put and call options. What will be the factors in determining to buy a put and call option? What will be the parameters in exercising those options?

Response. The Registrant has revised the disclosure (added text is underlined):

The adviser selects options based upon its evaluation of relative value based on cost, strike price and maturity and will exercise or close the options based on maturity or portfolio rebalancing requirements.

Comment 8. The disclosure notes that the Fund’s adviser does not frequently trade equity securities as part of its equities strategy, but the disclosure does not address the adviser’s strategy with respect to options. Please state the frequency with which the adviser intends to purchase/sell options as part of the convexity option overlay strategy. Also, please consider deleting the reference to the strategy as “passive.” See, e.g., the Principal Investment Strategies section page 17.

Response. The Registrant has deleted references to the Funds’ strategies as passive. The Registrant has added the following disclosure regarding the frequency of each Fund’s option trading.

The Fund anticipates [purchasing/selling] options on a monthly, quarterly, and annual basis, depending upon each Fund’s rebalancing requirements and the individual option expiration dates. However, the Fund may rebalance its option portfolio on a more frequent basis for a number of reasons such as market volatility renders the protection provided by the option strategy ineffective or an option position has appreciated to the point that it is prudent to decrease the Fund’s exposure and realize gains for the Fund’s shareholders.

Comment 9. In the last sentence of the second paragraph of the convexity option overlay strategy section, the Fund notes that “[t]he adviser selects options based upon its evaluation of relative value based on cost, strike price and maturity.” Please expand on this discussion in plain English.

Response. The Registrant has revised the existing disclosure (underlined text is added):

August 4, 2020

“[t]he adviser selects options based upon its evaluation of relative value of the option based on cost, strike price (price that the option can be bought or sold by the option holder) and maturity (the last date the option contract is valid).

Comment 10. The Fund states, “[c]onvexity in the Fund’s name is a reference to the mathematical term convexity.” Please supplementally explain, in detail, the basis for this statement and how it supports the rest of the paragraph.

Response. The use of the term “convexity” within a Fund’s name refers to the non-linear relationship sought between the Fund’s returns and market returns. The relationship has the same characteristics described by the mathematical term “convexity” because (i) if market returns go up in a linear fashion, the Fund’s returns are expected to go up even faster than market returns and (ii) if market returns go down in a linear fashion, the Fund’s returns are expected to decline more slowly than market returns. In the cited text, the statement’s purpose is to state that the term “convexity” in each Fund’s name has a similar meaning as the mathematical term so that readers better understand the rest of the paragraph, which explains the basis for that similarity.

Comment 11. In the last paragraph of the convexity option overlay strategy section, the Fund notes that “[t]he Fund’s returns are intended to possess convexity . . . .” Please explain how using the term convexity is consistent with plain English requirements for the summary prospectus.

Response. The Registrant has reviewed the requirements of Form N-1A and Rule 421(d) of the Securities Act of 1933, as amended and believes the existing disclosure complies with the plain English requirements. The Registrant notes that although convexity may be considered a business term, the current disclosure explains the term and how it relates to each Fund’s strategy.

Comment 12. In the discussion related to market returns, please restate, “go up and down in a linear fashion” in plain English.

Response. The Registrant believes that the existing disclosure meets the plain English requirements of Rule 421(d) of the Securities Act of 1933.

Comment 13. In the last sentence in this section, the Fund notes that the “Fund’s returns are expected to rise faster . . . .” Please explain in detail how the Fund’s strategy will result in the Fund’s returns rising faster, and qualify, to the extent possible, to what extent the Fund is expected to outperform market returns.

Response. The Registrant has added the following disclosure however, the Registrant is unable to qualify the percentage that each Fund may outperform market returns:

August 4, 2020

The value of the Fund’s call options are expected to rise in proportion to the rise in value of the underlying assets, but the amount by which the Fund’s options increase or decrease in value depends on how far the market has moved from the time the options position was initiated. The value of the Fund’s call options may rise faster than the market if the Adviser successfully selects options that appreciate in value.

Comment 14. With respect to the Simplify US Equity Plus Downside Convexity ETF, the Fund’s investment strategy notes, “[t]he ‘downside convexity’ option overlay is intended to protect the Fund from losses.” Please add disclosure indicating that while the strategy is intended to protect the Fund from losses, there is no guarantee that it will be able to protect the Fund from losses.

Response. The Registrant has added the requested disclosure.

Comment 15. With respect to the Simplify US Equity Plus Upside Convexity ETF, the Fund’s investment strategy notes, “[t]he upside convexity option overlay strategy is intended to improve the Fund’s performance.” Please add disclosure indicating that while the strategy is intended to improve the Fund’s performance, there is no guarantee that it will improve performance.

Response. The Registrant has added the requested disclosure.

Principal Investment Risks

Comment 16. We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See, ADI 2019-08 – Improving Principal Risks Disclosure.

Response. The Registrant has given the Staff’s position, as well as Ms. Blass’ remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 17. In your risk disclosure, please note specific risks related to over-the-counter options including there being no secondary market, less transparency and a lack of standardized strike price.

Response. The Registrant has added the following risk disclosure:

Over-the-Counter Market Risk. Securities and options traded in over-the-counter markets may trade less frequently and in limited volumes and thus exhibit more volatility and liquidity risk, and the prices paid by the Fund in over-the-counter transactions may include an undisclosed dealer markup. The Fund is also exposed to default by the over-the-counter option writer who may be unwilling or unable to perform its contractual obligations to the Fund.

August 4, 2020

Comment 18. Because the Fund also invests in underlying ETFs, please make clear that the “ETF Structure Risks” apply to the underlying ETFs too.

Response. The Registrant has revised the existing disclosure (underlined text is added and stricken text is deleted):

ETF Structure Risks: The Fund is structured as an ETF and will invest in underlying ETFs. ~~and~~ As a result, the Fund and its Underlying ETF investments are subject to certain risks, including:

Comment 19. With respect to “ETF Structure Risks,” the Fund notes in the third bullet point of the “Market Price Variance Risk” section, “[w]hen all or a portion of an ETF’s underlying securities trade in a market that is closed when the market for the Fund’s shares is open . . . .” Please address whether the Fund will invest in foreign securities and/or underlying ETFs that invest in foreign securities. If so, please consider whether corresponding strategy/risk disclosure should be added to the prospectus. If not, please consider whether the disclosure in this bullet point is appropriate.

Response. The Fund does not invest in foreign securities nor will it invest in underlying ETFs that invest in foreign securities and has deleted the referenced bullet point.

Comment 20. The last sentence of the last bullet point of the “ETF Structure Risks” section notes, “Authorized Participant concentration risk may be heightened for ETFs that invest in U.S. securities or other securities or instruments that have lower trading volumes.” Please explain why ETFs that invest in U.S. securities have lower trading volumes.

Response. The Registrant has revised the disclosure (stricken text is deleted):

Authorized Participant concentration risk may be heightened for ~~exchange traded funds ETFs that invest in U.S. securities or~~ securities or instruments that have lower trading volumes.

Comment 21. For “Large Capitalization Risk” and “Small and Medium Capitalization Risk,” please add corresponding strategy disclosure.

Response. Because the existing disclosure states that each Fund may “invests in companies without restriction as to capitalization,” the Registrant respectfully declines to revise the existing disclosure.

August 4, 2020

Comment 22. Please consider changing “Management Risk” to “Active Management Risk” as the Fund is actively managed, even though it takes a passive approach for one sleeve of the investment.

Response. The Registrant has made the requested revisions.

Performance

Comment 23. Please supplementally identify the broad-based index against which performance will be measured. See, Form N-1A, Item 4, Instruction 2.

Response. The Funds have selected the S&P 500 as their broad-based index.

Portfolio Managers

Comment 24. If applicable, please include that the portfolio managers are jointly and primarily responsible for the management of the Funds. See, Form N-1A, Item 5, Instruction 2.

Response. The Registrant has added the following disclosure:

Mr. Kim and Mr. Berns are jointly and primarily responsible for the management of the Fund.

Purchase and Sale of Fund Shares

Comment 25. Please clarify whether creation unit transactions will be conducted primarily in cash or in-kind. If the transactions will be primarily in cash, please disclose that such transactions are less tax-efficient than those conducted in-kind.

Response. The Registrant has revised the disclosure (underlined text is added and stricken text is deleted):

Creation Units are issued and redeemed primarily ~~cash and/or with~~ in-kind securities, but may include cash.

Statutory Prospectus

Investment Objective and Principal Investment Strategies

Comment 26. Please disclose any instruments that will be held principally as part of the Fund’s 20% basket of securities.

Response. The Registrant has added the following disclosure:

Up to 20% of the Fund’s net assets will be allocated to the Fund’s convexity option overlay.

August 4, 2020

Principal Investment Risks

Comment 27. Given the Fund’s exposure to options, please consider whether the “Risk of Options” bullet point in the “Derivatives Risk” section should be included in the summary prospectus principal risks.

Response. The Registrant has deleted the “Risk of Options” bullet point and notes that an Option Risk disclosure is included in the summary and statutory portions of the prospectus.

Comment 28. The Fund notes in the “Option Risk” section of the summary prospectus, “[a]s the buyer of a call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option.” However, in the “Options Risk” section of the statutory prospectus, the Fund notes, “[t]he Funds may purchase call and put options on securities in which it invests and on ETFs in which a Fund invests.” This disclosure appears to be broader than the disclosure in the summary prospectus. Please confirm that the sets of disclosure are consistent and/or consider whether one or the other should be revised.

Response. The Registrant notes that the Option Risk disclosure in each summary prospectus is tailored for each Fund’s use of options, and the statutory prospectus specifies the Option Risk applicable to all Funds and therefor is broader. The Registrant does not believe the disclosure is inconsistent when read in context of the statutory prospectus.

Management

Comment 29. In the second paragraph under “Investment Adviser,” please clarify that the Fund is new and give the month and year of the Fund’s inception.

Response. The Registrant has added the following disclosure:

The Funds’ were recently formed (August 2020).

How Shares are Priced

Comment 30. In the last sentence of the first paragraph, please consider whether references to “shares” should be replaced with “Creation Units.”

Response. The Registrant has revised the disclosure (underlined text is added and stricken text is deleted):

The determination of NAV for each Fund for a particular day is applicable to all applications for the purchase of shares, as well as all requests for the redemption of ~~shares~~ Creation Units, received by each Fund (or an authorized broker or agent, or its authorized designee) before the close of trading on the Exchange on that day.

August 4, 2020

Statement of Additional Information

Table of Contents

Comment 31. The Table of Contents lists “Investment Adviser and Index Provider” as a section in the statement of additional information (the “SAI”). However, in that section of the SAI, there is no index provider information. Please revise the Table of Contents and/or the SAI accordingly.

Response. The Registrant has revised the table of contents by removing the reference to an index provider.

Types of Investments

Comment 32. In the “Securities of Other Investment Companies” section, and the third sentence beginning, “[i]n the alternative, a Fund may rely on Section 12(d)(1)(f)...”, please change the Section to 12(d)(1)(F).

Response. The Registrant has made the requested revision.

Comment 33. In the “Exchange Traded Funds” section, the Fund notes, “ETFs are often passive funds that track their related index....” If the Funds will also invest in ETFs with active strategies, please also provide disclosure on active ETFs.

Response. The Registrant confirms that the Funds will only invest in passively managed ETFs.

Comment 34. Please explain the relevance of the “ESG” disclosure.

Response. The Registrant has deleted the “ESG” disclosure.

Part C

Comment 35. Please confirm that the “[i]nformation ... [to be] incorporated by reference in a subsequent amendment” will be included in a pre-effective amendment and/or included as of the date of effectiveness of this Registration Statement.

Response. The Registrant confirms that information to be incorporated by reference in a subsequent amendment will be either included in a pre-effective amendment or included as of the date of effectiveness of the Registration Statement.

August 4, 2020

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Brian Doyle-Wenger

Brian Doyle-Wenger

cc:	JoAnn M. Strasser, Thompson Hine LLP
Andrea Ottomanelli Magovern, Assistant Director
Sumeera Younis, Branch Chief